UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 0-24699

Bright Horizons Family Solutions, Inc. 401(k) Plan

(Full title of plan)

Bright Horizons Family Solutions, Inc.
200 Talcott Avenue South
Watertown, MA 02472
(Name of issuer of securities held pursuant to the plan
and address of principal executive office)

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustee
Bright Horizons Family Solutions, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Bright Horizons Family Solutions, Inc. 401(k) Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit the financial statements for the year ended December 31, 2002. Their report dated July 18, 2003, disclaimed an opinion on the 2002 financial statements as permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statement of net assets available for benefits of the Plan as of December 31, 2003, and the statement of changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MORRISON, BROWN, ARGIZ & FARRA, LLP

July 16, 2004

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS
Investments, at fair value:
Investments in mutual funds	$30,261,394	$18,720,611
Investments in insurance contracts	9,995,070	8,077,832
Bright Horizons Company Stock Fund	322,418	0
Participant loans	770,944	560,832

TOTAL INVESTMENTS	41,349,826	27,359,275

Receivables:
Participants’ contributions	344,150	264,830
Employer’s contributions	67,544	53,018

TOTAL RECEIVABLES	411,694	317,848

TOTAL ASSETS	41,761,520	27,677,123

LIABILITIES
Excess contributions refundable	37,577	48,229

TOTAL LIABILITIES	37,577	48,229

NET ASSETS AVAILABLE FOR BENEFITS	$41,723,943	$27,628,894

The accompanying notes are an integral part of these financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED

	December 31,
	2003	2002
ASSETS
Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$477,541	$423,673
Net appreciation (depreciation) in fair value of investments	6,528,455	(4,299,926)

	7,005,996	(3,876,253)

Contributions:
Participant deferrals	7,496,149	6,514,502
Participant rollovers	490,444	248,089
Employer	1,451,638	1,293,350

	9,438,231	8,055,941

Total additions	16,444,227	4,179,688

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	2,124,388	2,163,835
Benefits paid to insurance carriers for the provision of benefits	52,062	0
Corrective distributions	40,279	8,365
Deemed distributions of participants loans	13,241	1,218
Administrative expenses	119,208	95,657

Total deductions	2,349,178	2,269,075

NET INCREASE	14,095,049	1,910,613
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	27,628,894	25,718,281

End of year	$41,723,943	$27,628,894

The accompanying notes are an integral part of these financial statements.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the Bright Horizons Family Solutions, Inc. (the “Company”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.

1.	General - The Plan is a defined contribution plan that is available to all employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2.	Eligibility - All employees are eligible to participate in the Plan on January 1 or July 1 after having completed one year or 1,000 hours of continuous service, provided they are then at least 20 1/2 years of age.

3.	Contributions - Participants are permitted to contribute up to 50% of pretax compensation up to a maximum of $12,000 and $11,000 for the years ended December 31, 2003 and 2002, respectively. Catch-up contributions are permitted for participants reaching age 50 during the plan year.

Contributions are made by the Company bi-weekly, equal to 25% of the first 8% of the participant’s compensation contributed by the participant for each of the bi-weekly pay periods. The Company may also make an additional discretionary contribution, as determined annually by the Company. For the Plan years ended December 31, 2003 and 2002, respectively, the Company did not make any additional discretionary contributions.

4.	Vesting - Employees are immediately vested in their own contributions and related earnings. Company contributions to participants and earnings thereon are vested 20% after the second year of employment and 20% for each year thereafter, such that a participant is 100% vested after six years of continued employment.

5.	Participant Accounts - Each participant’s account is credited with the participant’s contributions and earnings (losses) thereon and an allocation of the Company’s contributions and Plan earnings. Allocations of earnings (losses) are based on account balances, as defined. Employer profit sharing contributions are allocated based on employee compensation amounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Each participant directs the investment of his or her account balance in the various investment funds of the Plan.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 — DESCRIPTION OF PLAN (CONTINUED)

6.	Forfeitures - The distribution and allocation of Company profit sharing and matching contributions forfeited are first made available to reinstate previously forfeited Company profit sharing or matching contributions account balances of rehired, former participants provided certain provisions in the Plan Agreement are met. The remaining forfeitures are used to reduce Company matching contributions or to reduce Plan expenses for the Plan year in which such forfeitures occur. Forfeitures in the amount of $99,462 and $86,701 were used to reduce Company matching contributions during 2003 and 2002, respectively.

7.	Payment of Benefits - On termination of service due to death, disability or retirement, each participant is entitled to 100% of his or her account balance. Upon termination of employment for reasons other than death, disability or retirement, each participant is entitled to distributions based upon the vested portion of his or her account valuation determined as of the last day of the Plan year. In addition, participants can withdraw their deferred compensation balance in the event of certain hardship circumstances, as defined. Payment of benefits is made either in one lump sum, installments, or joint and survivor annuity.

8.	Participant Loans - Participants may borrow a minimum of $1,000 and a maximum of the lesser of 50% of the vested account balance or $50,000. Interest rates on outstanding loans range from 5% to 10.50%. Loans must be repaid within five years, unless the loan is taken for the purchase of a primary residence, which may be repaid over a period in excess of five years. Participants repay principal and interest through payroll deductions. If participants are terminating or retiring, they will have the choice of repaying the loan or having the loan offset from their account. The offset loan amount will be considered a taxable distribution.

9.	Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options.

American Century Ultra Fund — Invests mainly in common stocks of the fastest growing companies in the market.

David L. Babson Small Company Opportunities Fund — Invests in equity securities of micro cap companies with above average return on assets and equity, low debt, and well regarded management.

Fidelity Equity Income II Fund — Invests primarily in income producing equity securities and considers the potential for capital appreciation.

Janus Balanced Fund — Invests in a mix of equity and income producing securities.

Mass Mutual Balanced Fund — Invests in a mix of fixed income and equity securities, and money market investments. This fund was suspended as of January 2, 2002.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 — DESCRIPTION OF PLAN (CONTINUED)

Mass Mutual Group Annuity Contract — Fixed Fund — Invests in high quality fixed income investments guaranteeing preservation of principal.

Mass Mutual Indexed Equity Fund — Seek to match the performance of the Standard and Poor’s 500 Index by investing in a representative sample of the stocks found on the index.

Mass Mutual International Equity Fund — Invests in a diversified portfolio of common stocks of companies located around the world, seeking a superior long-term rate of return.

Mass Mutual Large Cap Value Fund — Invests in common stocks of growing companies with market capitalizations greater than $5 billion, seeking long-term growth.

Oppenheimer Growth Fund — Invests primarily in stocks of medium and large companies to achieve an objective of long-term capital appreciation.

Oppenheimer Quest Opportunity Fund — Invests in a diversified portfolio of common stocks, bonds and cash equivalents, seeking long-term growth.

Oppenheimer Quest Balanced Value Fund — Invests in equity and fixed-income securities in pursuit of capital growth and current income.

T. Rowe Price New Horizons Fund — Invests primarily in stocks of small emerging growth companies, seeking long-term capital growth.

Bright Horizons Company Stock Fund — This Plan investment option invests primarily in the common stock of Bright Horizons Family Solutions, Inc. and maintains a small investment in money market instruments, which provides liquidity.

10.	Significant Plan Amendments — Effective January 1, 2003, the Plan was amended to comply with the new laws and regulations collectively referred to by the Internal Revenue Service as “GUST”.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of plan assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition — The Plan’s investments, except the investments in the guaranteed investment contracts, are valued at fair value based upon the quoted market prices of the underlying securities within each fund at December 31, 2003 and 2002. The investments in the guaranteed investment contracts are presented at contract value, which approximates fair value, as plan management has determined that the investment contracts are fully benefit responsive. Contract value represents the accumulated contributions plus accrued net earnings, less distributions. The crediting interest rate and the average return of the investment contracts held by the guaranteed investment contract at December 31, 2003 and 2002 was 4.8% and 5.75%, respectively. The interest rates on the guaranteed investment contracts are reset on a semi-annual basis. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits — Benefits are recorded when paid.

Administrative Expenses — Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying Statements of Changes in Net Assets Available for Benefits as deductions.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Plan Termination — Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 3 — INVESTMENTS

     Fair market value of investments consists of the following as of December 31:

	2003	2002
% American Century Ultra Fund
12,117 shares in 2003 and 9,208 shares in 2002	$2,674,583	$1,619,406
David L. Babson Small Company Opportunities Fund
7,580 shares in 2003 and 5,348 shares in 2002	1,818,051	995,698
% Fidelity Equity Income II Fund
21,602 shares in 2003 and 18,498 shares in 2002	5,277,426	3,416,413
% Janus Balanced Fund
23,035 shares in 2003 and 16,355 shares in 2002	2,244,529	1,404,538
Mass Mutual Balanced Fund
0 shares in 2003 and 1 share in 2002	0	318
% Mass Mutual Group Annuity Contract — Fixed Fund	9,995,070	8,077,832
% Mass Mutual Indexed Equity Fund
10,626 shares in 2003 and 8,686 shares in 2002	3,025,003	1,930,209
% Mass Mutual International Equity Fund
8,939 shares in 2003 and 7,372 shares in 2002	2,441,406	1,333,788
Mass Mutual Large Cap Value Fund
14,221 shares in 2003 and 9,674 shares in 2002	2,002,186	1,045,759
% Oppenheimer Growth Fund
15,372 shares in 2003 and 12,590 shares in 2002	2,942,543	2,057,461
Oppenheimer Quest Opportunity Fund
10,423 shares in 2003 and 10,380 shares in 2002	1,790,407	1,459,787
% Oppenheimer Quest Balanced Value Fund
17,416 shares in 2003 and 13,173 shares in 2002	2,074,663	1,198,242
% T. Rowe Price New Horizons Fund
15,366 shares in 2003 and 13,021 shares in 2002	3,970,597	2,258,992
Bright Horizons Company Stock Fund
22,661 shares in 2003 and 0 shares in 2002	322,418	0
Participant loans	770,944	560,832

Total Investments	$41,349,826	$27,359,275

     % — These investments represent five percent or more of the Plan’s net assets available for benefits at December 31, 2003.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 3 — INVESTMENTS (CONTINUED)

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $6,528,455 and $(4,299,926), respectively.

NOTE 4 — EXCESS CONTRIBUTIONS REFUNDABLE

At December 31, 2003 and 2002, liabilities of $37,577 and $48,229, respectively, are recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the Internal Revenue Service.

NOTE 5 — TAX STATUS

Effective January 1, 1997, the Plan adopted a non-standardized form of prototype 401(k) profit sharing plan sponsored by MassMutual. The Plan obtained its latest opinion letter on April 23, 2002, in which the Internal Revenue Service stated that the Plan and related trust, as then designated, were in compliance with the applicable requirements of the Internal Revenue Code. The Plan has since been amended for the series of tax law changes collectively referred to as GUST. The Plan administrator, sponsor and tax counsel believe that the Plan, as amended, continues to qualify and to operate as designed.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

The Plan engages in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. The Plan also has investments in Bright Horizons Family Solutions, Inc. common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the “IRC”), as amended.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2003	2002
Net assets available for benefits per the financial statements	$41,723,943	$27,628,894
Less:
Accrued employer contributions receivable	(67,544)	(53,018)
Accrued participants contributions receivable	(344,150)	(264,830)
Plus:
Accrued excess contributions refundable	37,577	48,229

Net assets available for benefits per the Form 5500	$41,349,826	$27,359,275

The following is a reconciliation of the net change in assets available for benefits per the financial statement to the Form 5500 for the year ended December 31, 2003:

Net change in assets available for benefits per the Financial statement	$14,095,049
Less:
Accrued employer contributions receivable in 2003	(67,544)
Accrued participant contributions receivable in 2003	(344,150)
Accrued excess contributions refundable in 2002	(48,229)
Plus:
Accrued employer contributions receivable in 2002	53,018
Accrued participant contributions receivable in 2002	264,830
Accrued excess contributions refundable in 2003	37,577

Net change in assets available for benefits per the Form 5500	$13,990,551

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

SUPPLEMENTAL SCHEDULES REQUIRED BY ERISA AND THE DEPARTMENT OF LABOR

DECEMBER 31, 2003

PLAN NUMBER: 001 E.I.N. 04-2949680

Schedule H, Line 4b — SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS:

No transactions were identified.

Schedule H, Line 4c — SCHEDULE OF LEASES IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE:

No transactions were identified.

Schedule H, Line 4d — SCHEDULE OF NON-EXEMPT TRANSACTIONS:

No transactions were identified.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

SUPPLEMENTAL SCHEDULES REQUIRED BY ERISA AND THE DEPARTMENT OF LABOR

DECEMBER 31, 2003

PLAN NUMBER: 001 E.I.N. 04-2949680

Schedule H, Line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR):

(a)	(b)	(c)	(d)	(e)
	Identity of
	issue,
	borrower,
	lessor or
	similar party	Description of Investment	Cost	Current Value
		American Century Ultra Fund	$2,705,767	$2,674,583
		David L. Babson Small Company Opportunities Fund	$1,493,463	$1,818,051
		Fidelity Equity Income II Fund	$4,419,432	$5,277,426
		Janus Balanced Fund	$2,083,014	$2,244,529
*		Mass Mutual Balanced Fund	$—	$—
*		Mass Mutual Group Annuity Contract - Fixed Fund	$9,995,070	$9,995,070
*		Mass Mutual Indexed Equity Fund	$2,988,223	$3,025,003
*		Mass Mutual International Equity Fund	$2,227,132	$2,441,406
*		Mass Mutual Large Cap Value Fund	$1,718,404	$2,002,186
		Oppenheimer Growth Fund	$3,328,895	$2,942,543
		Oppenheimer Quest Opportunity Fund	$1,497,072	$1,790,407
		Oppenheimer Quest Balanced Value Fund	$1,830,922	$2,074,663
		T. Rowe Price New Horizons Fund	$3,088,822	$3,970,597
*		Bright Horizons Company Stock Fund	$273,371	$322,418
*	Participant Loans	Rates from 5% to 10.50%, maturities ranging from 2004 to 2008	$—	$770,944

*	Represents party-in-interest.

Schedule H, Line 4j — SCHEDULE OF 5% REPORTABLE TRANSACTIONS:

No transactions were identified.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Trustee, Investors Bank & Trust Company, of the Bright Horizons Family Solutions 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGHT HORIZONS FAMILY SOLUTIONS, INC. 401(k) PLAN

August 4, 2004	By: Investors Bank & Trust Company, Trustee

By: /s/ Chris Sadler
Title: Senior Director and Fiduciary Officer

EXHIBITS

The following is a complete list of Exhibits filed or incorporated by reference as part of this annual report:

23.1	Consent of Morrison, Brown, Argiz & Farra, LLP